Exhibit 99.1

•                  Q2 RECORD REVENUES OF £208.6 MILLION

•                  Q2 RECORD ADJUSTED EBITDA OF £104.3 MILLION

•                  Q2 OPERATING PROFIT OF £44.0 MILLION

MANCHESTER, England. — 14 February 2019 — Manchester United (NYSE: MANU; the “Company” and the “Group”) — one of the most popular and successful sports teams in the world - today announced financial results for the 2019 fiscal second quarter ended 31 December 2018.

Highlights

•                 Ole Gunnar Solskjaer and Mike Phelan returned to Old Trafford to manage the remainder of the 18/19 season

•                 Agreed new contracts with Anthony Martial, Ashley Young, Chris Smalling, Phil Jones and Scott McTominay

•                 Record revenue and EBITDA for the quarter of £208.6m and £104.3m

•                 Announced partnership with Harves to open a series of Manchester United Entertainment and Experience Centres in China

•                 Announced global partnership with Remington

Commentary

Ed Woodward, Executive Vice Chairman, commented, “The appointment of Ole and Mike as caretaker manager and assistant manager, working with Kieran, Michael and Emilio, has had a positive impact throughout the club. We are delighted with the improvement in the team’s performances since December and we look forward to a strong finish to the 18/19 season.”

Outlook

For fiscal 2019, Manchester United continues to expect:

•                  Revenue to be £615m to £630m.

•                  Adjusted EBITDA to be £175m to £190m.

Key Financials (unaudited)

	Three months ended 31 December			Six months ended 31 December
£ million (except earnings/(loss) per share)	2018	Restated(1) 2017	Change	2018	Restated(1) 2017	Change
Commercial revenue	65.9	65.3	0.9%	141.8	145.8	(2.7)%
Broadcasting revenue	103.7	75.2	37.9%	146.5	116.0	26.3%
Matchday revenue	39.0	36.9	5.7%	55.3	59.3	(6.7)%
Total revenue	208.6	177.4	17.6%	343.6	321.1	7.0%
Adjusted EBITDA(2)	104.3	81.2	28.4%	133.7	120.5	11.0%
Operating profit	44.0	42.2	4.3%	57.9	60.1	(3.7)%

Profit/(loss) for the period (i.e. net income/(loss))(3)	26.8	(19.7)	—	33.4	(10.1)	—
Basic earnings/(loss) per share (pence)	16.27	(12.00)	—	20.31	(6.17)	—
Adjusted profit for the period (i.e. adjusted net income)(1)/(2)	46.3	23.9	93.7%	53.3	31.8	67.6%
Adjusted basic earnings per share (pence)(2)	28.13	14.56	93.2%	32.40	19.38	67.2%

Net debt(2)/(4)	317.7	328.6	(3.3)%	317.7	328.6	(3.3)%

(1) Comparative amounts have been restated following the implementation of IFRS 15 — see supplemental note 5 for further details.

(2) Adjusted EBITDA, adjusted profit for the period, adjusted basic earnings per share and net debt are non-IFRS measures. See “Non-IFRS Measures: Definitions and Use” on page 5 and the accompanying supplemental notes for the definitions and reconciliations for these non-IFRS measures and the reasons we believe these measures provide useful information to investors regarding the Group’s financial condition and results of operations.

(3) The US federal corporate income tax rate reduced from 35% to 21% following the enactment of US tax reform on 22 December 2017. This necessitated a re-measurement of the existing US deferred tax position in the period to 31 December 2017. As a result the loss for the three and six months ended 31 December 2017 included a non-cash tax accounting write off of £49.0 million.

(4) The gross USD debt principal remains unchanged.

Revenue Analysis

Commercial

Commercial revenue for the quarter was £65.9 million, an increase of £0.6 million, or 0.9%, over the prior year quarter.

•                  Sponsorship revenue for the quarter was £40.3 million, an increase of £1.0 million, or 2.5%, over the prior year quarter;

•                  Retail, Merchandising, Apparel & Product Licensing revenue for the quarter was £25.6 million, a decrease of £0.4 million, or 1.5% over the prior year quarter.

Broadcasting

Broadcasting revenue for the quarter was £103.7 million, an increase of £28.5 million, or 37.9%, over the prior year quarter, primarily due to the new UEFA Champions League broadcasting rights agreement and playing one additional UEFA Champions League game.

Matchday

Matchday revenue for the quarter was £39.0 million, an increase of £2.1 million, or 5.7%, over the prior year quarter, primarily due to playing one additional UEFA Champions League home game.

Other Financial Information

Operating expenses

Total operating expenses for the quarter were £160.3 million, an increase of £24.1 million, or 17.7%, over the prior year quarter.

Employee benefit expenses

Employee benefit expenses for the quarter were £77.9 million, an increase of £8.2 million, or 11.8%, over the prior year quarter, primarily due to investment in the first team playing squad.

Other operating expenses

Other operating expenses for the quarter were £26.4 million, a decrease of £0.1 million, or 0.4%, over the prior year quarter.

Depreciation & amortization

Depreciation for the quarter was £3.0 million, an increase of £0.3 million, or 11.1%, over the prior year quarter. Amortization for the quarter was £33.4 million, a decrease of £3.9 million, or 10.5%, over the prior year quarter. The unamortized balance of registrations at 31 December 2018 was £309.1 million.

Exceptional items

Exceptional items for the quarter were £19.6 million, relating to compensation to the former manager and certain members of the coaching staff for loss of office. Exceptional items for the prior year quarter were £nil.

(Loss)/profit on disposal of intangible assets

Loss on disposal of intangible assets for the quarter was £4.3 million, compared to a profit of £1.0 million in the prior year quarter.

Net finance costs

Net finance costs for the quarter were £6.3 million, an increase of £1.9 million, or 43.2%, over the prior year quarter, primarily due to unrealized, non-cash foreign exchange losses on unhedged USD borrowings compared to gains in the prior year quarter.

Tax

Tax expense for the quarter was £10.9 million, compared to £57.5 million in the prior year quarter. The US federal corporate income tax rate reduced from 35% to 21% following the enactment of US tax reform on 22 December 2017. This necessitated a re-measurement of the then existing US deferred tax position in the period to 31 December 2017. As a result the prior year quarter included a non-cash tax accounting write off of £49.0 million.

Cash flows

Net cash used in operating activities for the quarter was £42.4 million, a decrease of £2.0 million over the prior year quarter.

Net capital expenditure on property, plant and equipment for the quarter was £2.4 million, a decrease of £1.7 million over the prior year quarter.

Net capital expenditure on intangible assets for the quarter was £16.2 million, an increase of £4.4 million over the prior year quarter.

Overall cash and cash equivalents (including the effects of exchange rate changes) decreased by £57.1 million in the quarter, compared to a decrease of £60.9 million in the prior year quarter.

Net debt

Net debt as of 31 December 2018 was £317.7 million, a decrease of £10.9 million over the year. The gross USD debt principal remains unchanged.

Dividend

A semi-annual cash dividend of $0.09 per share was paid on 4 January 2019. A further semi-annual cash dividend of $0.09 per share will be paid on 5 June 2019, to shareholders of record on 26 April 2019. The stock will begin to trade ex-dividend on 25 April 2019.

Conference Call Information

The Company’s conference call to review second quarter fiscal 2019 results will be broadcast live over the internet today, 14 February 2019 at 8:00 a.m. Eastern Time and will be available on Manchester United’s investor relations website at http://ir.manutd.com. Thereafter, a replay of the webcast will be available for thirty days.

About Manchester United

Manchester United is one of the most popular and successful sports teams in the world, playing one of the most popular spectator sports on Earth.

Through our 141-year heritage we have won 66 trophies, enabling us to develop what we believe is one of the world’s leading sports brands and a global community of 659 million followers. Our large, passionate community provides Manchester United with a worldwide platform to generate significant revenue from multiple sources, including sponsorship, merchandising, product licensing, broadcasting and matchday.

Cautionary Statement

This press release contains forward-looking statements. You should not place undue reliance on such statements because they are subject to numerous risks and uncertainties relating to the Company’s operations and business environment, all of which are difficult to predict and many are beyond the Company’s control. Forward-looking statements include information concerning the Company’s possible or assumed future results of operations, including descriptions of its business strategy. These statements often include words such as “may,” “might,” “will,” “could,” “would,” “should,” “expect,” “plan,” “anticipate,” “intend,” “seek,” “believe,” “estimate,” “predict,” “potential,” “continue,” “contemplate,” “possible” or similar expressions. The forward-looking statements contained in this press release are based on our current expectations and estimates of future events and trends, which affect or may affect our businesses and operations. You should understand that these statements are not guarantees of performance or results. They involve known and unknown risks, uncertainties and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual financial results or results of operations and could cause actual results to differ materially from those in these forward-looking statements. These factors are more fully discussed in the “Risk Factors” section and elsewhere in the Company’s Registration Statement on Form F-1, as amended (File No. 333-182535) and the Company’s Annual Report on Form 20-F (File No. 001-35627).

Non-IFRS Measures: Definitions and Use

1.                  Adjusted EBITDA

Adjusted EBITDA is defined as profit for the period before depreciation, amortization, profit on disposal of intangible assets, exceptional items, net finance costs, and tax.

Adjusted EBITDA is useful as a measure of comparative operating performance from period to period and among companies as it is reflective of changes in pricing decisions, cost controls and other factors that affect operating performance, and it removes the effect of our asset base (primarily depreciation and amortization), material volatile items (primarily profit on disposal of intangible assets and exceptional items), capital structure (primarily finance costs), and items outside the control of our management (primarily taxes).  Adjusted EBITDA has limitations as an analytical tool, and you should not consider it in isolation, or as a substitute for an analysis of our results as reported under IFRS as issued by the IASB. A reconciliation of profit/(loss) for the period to Adjusted EBITDA is presented in supplemental note 2.

2.                  Adjusted profit for the period (i.e. adjusted net income)

Adjusted profit for the period is calculated, where appropriate, by adjusting for charges/credits related to exceptional items, foreign exchange gains/losses on unhedged US dollar denominated borrowings, and fair value movements on embedded foreign exchange derivatives, adding/subtracting the actual tax expense/credit for the period, and subtracting the adjusted tax expense for the period (based on a normalized tax rate of 21%; 2017: 35%). The normalized tax rate of 21% is the current US federal corporate income tax rate.

In assessing the comparative performance of the business, in order to get a clearer view of the underlying financial performance of the business, it is useful to strip out the distorting effects of the items referred to above and then to apply a ‘normalized’ tax rate (for both the current and prior periods) equivalent to the US federal corporate income tax rate of 21% (2017: 35%). A reconciliation of profit/(loss) for the period to adjusted profit for the period is presented in supplemental note 3.

3.              Adjusted basic and diluted earnings per share

Adjusted basic and diluted earnings per share are calculated by dividing the adjusted profit for the period by the weighted average number of ordinary shares in issue during the period. Adjusted diluted earnings per share is calculated by adjusting the weighted average number of ordinary shares in issue during the period to assume conversion of all dilutive potential ordinary shares. There is one category of dilutive potential ordinary shares: share awards pursuant to the 2012 Equity Incentive Plan (the “Equity Plan”). Share awards pursuant to the Equity Plan are assumed to have been converted into ordinary shares at the beginning of the financial year. Adjusted basic and diluted earnings per share are presented in supplemental note 3.

4.              Net debt

Net debt is calculated as non-current and current borrowings minus cash and cash equivalents.

Key Performance Indicators

	Three months ended		Six months ended
	31 December		31 December
	2018	Restated(1) 2017	2018	Restated(1) 2017
Commercial % of total revenue	31.6%	36.8%	41.3%	45.4%
Broadcasting % of total revenue	49.7%	42.4%	42.6%	36.1%
Matchday % of total revenue	18.7%	20.8%	16.1%	18.5%
Home Matches Played
PL	7	7	10	11
UEFA competitions	3	2	3	3
Domestic Cups	—	—	1	1
Away Matches Played
PL	6	7	10	10
UEFA competitions	2	2	3	4 (2)
Domestic Cups	—	2	—	2

Other
Employees at period end	937	923	937	923
Employee benefit expenses % of revenue	37.3%	39.3%	45.1%	43.5%

(1) Comparative amounts have been restated — see supplemental note 5 for further details.

(2)  Includes UEFA Super Cup final following UEFA Europa League win in 2016/17.

Phasing of Premier League games	Quarter 1	Quarter 2	Quarter 3	Quarter 4	Total
2018/19 season*	7	13	12	6	38
2017/18 season	7	14	10	7	38

*Subject to changes in broadcasting scheduling

Contacts

Manchester United plc Investor Relations: Cliff Baty Chief Financial Officer +44 161 868 8650 ir@manutd.co.uk	Manchester United plc Media: Charlie Brooks Director of Communications +44 161 868 8148 charlie.brooks@manutd.co.uk

Sard Verbinnen & Co Jim Barron / Devin Broda + 1 212 687 8080 JBarron@SARDVERB.com dbroda@SARDVERB.com

CONSOLIDATED INCOME STATEMENT

(unaudited; in £ thousands, except per share and shares outstanding data)

	Three months ended 31 December		Six months ended 31 December
	2018	Restated(1) 2017	2018	Restated(1) 2017
Revenue	208,612	177,415	343,638	321,080
Operating expenses	(160,269)	(136,252)	(303,849)	(279,288)
(Loss)/profit on disposal of intangible assets	(4,349)	1,013	18,079	18,292
Operating profit	43,994	42,176	57,868	60,084
Finance costs	(7,131)	(4,533)	(12,946)	(5,534)
Finance income	785	170	1,474	388
Net finance costs	(6,346)	(4,363)	(11,472)	(5,146)
Profit before tax	37,648	37,813	46,396	54,938
Tax expense(2)	(10,878)	(57,510)	(12,980)	(65,065)
Profit/(loss) for the period	26,770	(19,697)	33,416	(10,127)

Basic earnings/(loss) per share:
Basic earnings/(loss) per share (pence)	16.27	(12.00)	20.31	(6.17)
Weighted average number of ordinary shares outstanding (thousands)	164,526	164,195	164,526	164,195
Diluted earnings/(loss) per share:
Diluted earnings/(loss) per share (pence)(3)	16.26	(12.00)	20.29	(6.17)
Weighted average number of ordinary shares outstanding (thousands)	164,663	164,585	164,663	164,585

(1) Comparative amounts have been restated — see supplemental note 5 for further details.

(2) The US federal corporate income tax rate reduced from 35% to 21% following the enactment of US tax reform on 22 December 2017. This necessitated a re-measurement of the then existing US deferred tax position in the period to 31 December 2017. As a result the prior year period tax expense included a non-cash tax accounting write off of £49.0 million.

(3) For the three and six months ended 31 December 2017 potential ordinary shares are anti-dilutive, as their inclusion in the diluted loss per share calculation would reduce the loss per share, and hence have been excluded.

CONSOLIDATED BALANCE SHEET

(unaudited; in £ thousands)

	31 December 2018	Restated(1) 30 June 2018	Restated(1) 31 December 2017
ASSETS
Non-current assets
Property, plant and equipment	246,910	245,401	246,673
Investment property	13,772	13,836	13,901
Intangible assets	739,472	799,640	770,076
Derivative financial instruments	2,559	4,807	1,192
Trade and other receivables	10,387	4,724	10,560
Tax receivable	547	547	1,882
Deferred tax asset	57,636	63,332	77,500
	1,071,283	1,132,287	1,121,784
Current assets
Inventories	2,610	1,416	1,918
Derivative financial instruments	625	1,159	2,704
Trade and other receivables	124,232	168,060	123,027
Tax receivable	598	800	—
Cash and cash equivalents	190,395	242,022	155,312
	318,460	413,457	282,961
Total assets	1,389,743	1,545,744	1,404,745

(1) Comparative amounts have been restated — see supplemental note 5 for further details.

CONSOLIDATED BALANCE SHEET (continued)

(unaudited; in £ thousands)

	31 December 2018	Restated(1) 30 June 2018	Restated(1) 31 December 2017
EQUITY AND LIABILITIES
Equity
Share capital	53	53	53
Share premium	68,822	68,822	68,822
Merger reserve	249,030	249,030	249,030
Hedging reserve	(35,693)	(27,558)	(23,944)
Retained earnings	170,544	136,757	184,529
	452,756	427,104	478,490
Non-current liabilities
Trade and other payables	46,644	104,271	70,331
Borrowings	502,576	486,694	474,748
Deferred revenue	32,952	37,085	32,704
Deferred tax liabilities	33,302	29,134	35,801
	615,474	657,184	613,584
Current liabilities
Tax liabilities	5,771	3,874	3,704
Trade and other payables	180,588	267,996	182,965
Borrowings	5,492	9,074	9,160
Deferred revenue	129,662	180,512	116,842
	321,513	461,456	312,671
Total equity and liabilities	1,389,743	1,545,744	1,404,745

(1) Comparative amounts have been restated — see supplemental note 5 for further details.

CONSOLIDATED STATEMENT OF CASH FLOWS

(unaudited; in £ thousands)

	Three months ended 31 December		Six months ended 31 December
	2018	2017	2018	2017
Cash flows from operating activities
Cash (used in)/generated from operations (see supplemental note 4)	(41,019)	(38,440)	82,337	(11,489)
Interest paid	(1,734)	(1,621)	(9,507)	(9,639)
Interest received	722	170	1,355	388
Tax paid	(376)	(4,530)	(1,810)	(5,768)
Net cash (used in)/generated from operating activities	(42,407)	(44,421)	72,375	(26,508)
Cash flows from investing activities
Payments for property, plant and equipment	(2,414)	(4,243)	(7,318)	(8,587)
Proceeds from sale of property, plant and equipment	—	75	—	75
Payments for intangible assets	(16,418)	(12,000)	(145,056)	(129,121)
Proceeds from sale of intangible assets	255	256	25,183	32,442
Net cash used in investing activities	(18,577)	(15,912)	(127,191)	(105,191)
Cash flows from financing activities
Repayment of borrowings	—	(106)	(3,750)	(206)
Net cash used in financing activities	—	(106)	(3,750)	(206)
Net decrease in cash and cash equivalents	(60,984)	(60,439)	(58,566)	(131,905)
Cash and cash equivalents at beginning of period	247,505	216,236	242,022	290,267
Effects of exchange rate changes on cash and cash equivalents	3,874	(485)	6,939	(3,050)
Cash and cash equivalents at end of period	190,395	155,312	190,395	155,312

SUPPLEMENTAL NOTES

1              General information

Manchester United plc (the “Company”) and its subsidiaries (together the “Group”) is a professional football club together with related and ancillary activities. The Company incorporated under the Companies Law (2011 Revision) of the Cayman Islands, as amended and restated from time to time.

2                               Reconciliation of profit/(loss) for the period to Adjusted EBITDA

	Three months ended 31 December		Six months ended 31 December
	2018 £’000	Restated(1) 2017 £’000	2018 £’000	Restated(1) 2017 £’000
Profit/(loss) for the period	26,770	(19,697)	33,416	(10,127)
Adjustments:
Tax expense	10,878	57,510	12,980	65,065
Net finance costs	6,346	4,363	11,472	5,146
Loss/(profit) on disposal of intangible assets	4,349	(1,013)	(18,079)	(18,292)
Exceptional items	19,599	—	19,599	—
Amortization	33,440	37,335	68,571	73,389
Depreciation	2,970	2,755	5,779	5,329
Adjusted EBITDA	104,352	81,253	133,738	120,510

(1) Comparative amounts have been restated — see supplemental note 5 for further details.

3                               Reconciliation of profit/(loss) for the period to adjusted profit for the period and adjusted basic and diluted earnings per share

	Three months ended 31 December		Six months ended 31 December
	2018 £’000	Restated(1) 2017 £’000	2018 £’000	Restated(1) 2017 £’000
Profit/(loss) for the period	26,770	(19,697)	33,416	(10,127)
Exceptional items	19,599	—	19,599	—
Foreign exchange losses/(gains) on unhedged US dollar borrowings	1,316	(1,328)	1,535	(6,824)
Fair value movement on embedded foreign exchange derivatives	25	291	(56)	845
Tax expense	10,878	57,510	12,980	65,065
Adjusted profit before tax	58,588	36,776	67,474	48,959
Adjusted tax expense (using a normalized US statutory rate of 21% (2017: 35%))	(12,303)	(12,872)	(14,170)	(17,136)
Adjusted profit for the period (i.e. adjusted net income)	46,285	23,904	53,304	31,823

Adjusted basic earnings per share:
Adjusted basic earnings per share (pence)	28.13	14.56	32.40	19.38
Weighted average number of ordinary shares outstanding (thousands)	164,526	164,195	164,526	164,195
Adjusted diluted earnings per share:
Adjusted diluted earnings per share (pence)	28.11	14.52	32.37	19.34
Weighted average number of ordinary shares outstanding (thousands)	164,663	164,585	164,663	164,585

(1) Comparative amounts have been restated — see supplemental note 5 for further details.

4                               Cash (used in)/generated from operations

	Three months ended 31 December		Six months ended 31 December
	2018 £’000	Restated(1) 2017 £’000	2018 £’000	Restated(1) 2017 £’000
Profit/(loss) for the period	26,770	(19,697)	33,416	(10,127)
Tax expense	10,878	57,510	12,980	65,065
Profit before tax	37,648	37,813	46,396	54,938
Depreciation	2,970	2,755	5,779	5,329
Amortization	33,440	37,335	68,571	73,389
Loss/(profit) on disposal of intangible assets registrations	4,349	(1,013)	(18,079)	(18,292)
Net finance costs	6,346	4,363	11,472	5,146
Profit on disposal of property, plant and equipment	—	(75)	—	(75)
Equity-settled share-based payments	161	618	371	1,203
Foreign exchange losses on operating activities	(95)	9	182	1,000
Reclassified from hedging reserve	1,536	3,587	2,844	7,468
Changes in working capital:
Inventories	56	156	(1,194)	(281)
Trade and other receivables	(30,303)	(37,282)	39,293	(25,437)
Trade and other payables and deferred revenue	(97,127)	(86,706)	(73,298)	(115,877)
Cash (used in)/generated from operations	(41,019)	(38,440)	82,337	(11,489)

(1) Comparative amounts have been restated — see supplemental note 5 for further details.

5                               Restatement of prior periods following implementation of IFRS 15

The Group adopted IFRS 15 ‘Revenue from contracts with customers’ with effect from 1 July 2018. The implementation of IFRS 15 had an impact on the Group’s financial statements as at 1 July 2018 and consequently prior year amounts have been restated. The table below shows the retrospective impact on revenue for the four quarters ended 30 June 2018. Note 34 to the interim consolidated financial statements for the three and six months ended 31 December 2018 contains tables and notes which explain how the restatement affected the consolidated income statement, consolidated statement of comprehensive income, consolidated balance sheet, and consolidated statement of cash flows.

Commercial revenue

IFRS 15 focuses on the identification and satisfaction of performance obligations and includes specific guidance on the methods for measuring progress towards complete satisfaction of a performance obligation therefore revenue on certain commercial contracts is recognized earlier under IFRS 15. The effect of the retrospective application is an increase in cumulative revenue recognized over the financial years up to and including the year ended 30 June 2018 including a reduction to the amount of revenue recognized during the financial year ended 30 June 2018 only.

Broadcasting revenue

Following adoption of IFRS 15, certain performance obligations are satisfied over time as each Premier League match (home and away) is played — accordingly revenue is recognized evenly as each Premier League match (home and away) is played. Broadcasting merit awards were previously recognized one share in the first quarter with the remainder being recognized when they were known at the end of each football season. Merit awards represent variable consideration and therefore, following adoption of IFRS 15, are estimated using the most likely amount method based on management’s estimate of where the Club’s finishing position will be at the end of each season. Broadcasting equal share payments were previously recognized evenly as each Premier League home match was played. Note, these changes only affect the amount of broadcasting revenue recognized in each quarter, they do not affect the amount of broadcasting revenue recognized for the financial year as a whole.

Matchday revenue

Adoption of IFRS 15 has no impact on the recognition of matchday revenue.

£’000	Three months ended 30 September 2017	Three months ended 31 December 2017	Three months ended 31 March 2018	Three months ended 30 June 2018	Twelve months ended 30 June 2018
Commercial revenue
Reported	80,544	65,366	66,673	63,516	276,099
Adjustment	(66)	(66)	(66)	(66)	(264)
Restated	80,478	65,300	66,607	63,450	275,835
Broadcasting revenue
Reported	38,082	61,628	39,674	64,753	204,137
Adjustment	2,751	13,519	9,656	(25,926)	—
Restated	40,833	75,147	49,330	38,827	204,137
Matchday revenue
Reported	22,354	36,968	31,122	19,342	109,786
Adjustment	—	—	—	—	—
Restated	22,354	36,968	31,122	19,342	109,786

Total revenue
Reported	140,980	163,962	137,469	147,611	590,022
Adjustment	2,685	13,453	9,590	(25,992)	(264)
Restated	143,665	177,415	147,059	121,619	589,758